UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

ACHIEVE LIFE SCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

004468500

(CUSIP Number)

DIALECTIC CAPITAL MANAGEMENT, LP

119 Rowayton Avenue, 2nd Floor

Norwalk, Connecticut 06853

(212) 230-3232

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004468500

1	NAME OF REPORTING PERSON

Dialectic Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,494,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,494,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,494,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 004468500

1	NAME OF REPORTING PERSON

Dialectic Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,494,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,494,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,494,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 004468500

1	NAME OF REPORTING PERSON

Dialectic Life Sciences SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,494,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,494,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,494,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 004468500

1	NAME OF REPORTING PERSON

Dialectic LS Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,494,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,494,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,494,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 004468500

1	NAME OF REPORTING PERSON

John Fichthorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		55,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,494,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

55,000
	10	SHARED DISPOSITIVE POWER

3,494,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,549,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 004468500

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share, (the “ Shares”), of Achieve Life Sciences, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1040 West Georgia Street, Suite 1030, Vancouver, British Columbia, Canada V6E 4H1.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Dialectic Capital Management, LP, a Delaware limited partnership (“Dialectic Capital”), as the investment adviser for Dialectic Life Sciences SPV LLC;
(ii)	Dialectic Partners, LLC, a Delaware limited liability company (“Dialectic Partners”), as the general partner of Dialectic Capital;
(iii)	Dialectic Life Sciences SPV LLC, a Delaware limited liability company (“Dialectic SPV”), with respect to the Shares directly and beneficially owned by it;
(iv)	Dialectic LS Manager LLC, a Delaware limited liability company (“Dialectic LS”), as the investment manager of Dialectic SPV; and
(v)	John Fichthorn, with respect to the Shares directly and beneficially owned by him and as the managing member of both Dialectic Partners and Dialectic LS.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 119 Rowayton Avenue, 2nd Floor, Norwalk, CT 06853.

(c)       The principal business of Dialectic Capital is serving as the investment adviser of Dialectic SPV and other investment vehicles. The principal business of Dialectic Partners is serving as the general partner of Dialectic Capital. The principal business of Dialectic SPV is investing in securities. The principal business of Dialectic LS is serving as the managing member of Dialectic SPV. Mr. Fichthorn’s principal occupation is serving as the managing member of both Dialectic Partners and Dialectic SPV.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 004468500

(f)       Mr. Fichthorn is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Dialectic SPV were purchased with investment capital in a single transaction pursuant to the Subscription Agreement (defined below in Item 6). The aggregate purchase price of the 3,494,000 Shares beneficially owned by Dialectic SPV is approximately $7,861,500.00 and does not include brokerage commissions.

The Shares purchased by Mr. Fichthorn were purchased with personal funds. The aggregate purchase price of the 55,000 Shares directly and beneficially owned by Mr. Fichthorn is approximately $470,250.00, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

As one of the largest stockholders of the Issuer, the Reporting Persons have been closely monitoring developments at the Issuer and intend to more actively engage in discussions with management and the Board of Directors (the “Board”) regarding suggestions aimed at improving the performance, governance and compensation plans of the Issuer, including representation on the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, continuing to engage in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon (1) 9,710,747 Shares outstanding, as of November 10, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 14, 2022, and (2) 4,093,141 Units (defined below) outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2022.

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CUSIP No. 004468500

A.	Dialectic Capital
(a)	As of the close of business on January 19, 2023, Dialectic Capital, as the investment adviser of Dialectic SPV, may be deemed the beneficial owner of the 3,494,000 Shares held directly by Dialectic SPV.

Percentage: Approximately 19.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,494,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,494,000

(c)	Dialectic Capital has not transacted in the Shares in the last sixty days.
B.	Dialectic Partners
(a)	As of the close of business on January 19, 2023, Dialectic Partners, as the general partner of Dialectic Capital, may be deemed the beneficial owner of the 3,494,000 Shares held directly by Dialectic SPV.

Percentage: Approximately 19.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,494,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,494,000

(c)	Dialectic Partners has not transacted in the Shares in the last sixty days.
C.	Dialectic SPV
(a)	As of the close of business on January 19, 2023, Dialectic SPV directly beneficially owned 3,494,000 Shares.

Percentage: Approximately 19.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,494,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,494,000

(c)	Dialectic SPV has not transacted in the Shares in the last sixty days.
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CUSIP No. 004468500

D.	Dialectics LS
(a)	As of the close of business on January 19, 2023, Dialectic LS, as managing member of Dialectic SPV, may be deemed the beneficial owner of the 3,494,000 Shares held directly by Dialectic SPV.

Percentage: 19.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,494,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,494,000

(c)	Dialectic LS has not transacted in the Shares in the last sixty days.
E.	Mr. Fichthorn
(a)	As of the close of business on January 19, 2023, Mr. Fichthorn directly beneficially owned 55,000 Shares. As managing member of both Dialectic Partners and Dialectic SPV, Mr. Fichthorn may be deemed the beneficial owner of the 3,494,000 Shares held directly by Dialectic SPV.

Percentage: 19.8%

(b)	1. Sole power to vote or direct vote: 55,000
2. Shared power to vote or direct vote: 3,494,000
3. Sole power to dispose or direct the disposition: 55,000
4. Shared power to dispose or direct the disposition: 3,494,000

(c)	Mr. Fichthorn has not transacted in the Shares in the last sixty days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 14, 2022, the Reporting Persons entered into a subscription agreement with the Issuer (the “Subscription Agreement”) pursuant to which the Issuer agreed to issue and sell to the Reporting Persons in a private placement 1,747,000 units (each, a “Unit”), each consisting of (i) two Shares and (ii) a warrant to purchase one Share (the “Warrants”), at an offering price of $4.625 per Unit (the “Offering”).

Each Warrant is exercisable beginning on the six (6) month anniversary of the initial closing date of the Offering (the “Initial Exercise Date”), through the Warrant expiration date, which is the seven (7) year anniversary of the initial closing date of the Offering, except that the Warrants cannot be exercised by a Warrant holder if, after giving effect thereto, such Warrant holder would beneficially own more than 19.99% of the outstanding Shares, subject to certain adjustments. The Warrants issued pursuant to the Subscription Agreement are exercisable at a price per share of Shares of $4.50, subject to adjustment. Additionally, subject to certain exceptions, if, after the Initial Exercise Date, (i) the volume weighted average price of the Shares for each of 30 consecutive trading days (the “Measurement Period”), which Measurement Period commences on the closing date, exceeds 300% of the exercise price (subject to adjustments for stock splits, recapitalizations, stock dividends and similar transactions), (ii) the average daily trading volume for such Measurement Period exceeds $500,000 per trading day and (iii) certain other equity conditions are met, and subject to a beneficial ownership limitation, then the Company may call for cancellation of all or any portion of the Warrants then outstanding.

10

CUSIP No. 004468500

Pursuant to the Subscription Agreement, on November 18, 2022, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Reporting Persons, under which the Issuer is required to file a registration statement within 60 days following the final closing date of the Offering (the “Registration Statement”). The Registration Statement will register the resale of the Shares issuable upon exercise of the Warrants (the “Registrable Securities”). The Registration Rights Agreement requires that the Issuer maintain the Registration Statement’s effectiveness until the earlier of the date that (i) the Registrable Securities have been sold or (ii) the Registrable Securities may be sold without any restrictions pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing summaries of the Warrants, the Subscription Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 99.2, 99.3 and 99.4, respectively, to this Schedule 13D and which are incorporated herein by reference.

On January 20, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated January 20, 2023, between Dialectic Capital Management, LP, Dialectic Partners, LLC, Dialectic Life Sciences SPV LLC, Dialectic LS Manager LLC, and John Fichthorn.
99.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K, filed with the SEC on November 18, 2022).
99.3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K, filed with the SEC on November 18, 2022).
99.4	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K, filed with the SEC on November 18, 2022).

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CUSIP No. 004468500

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2023

Dialectical Capital Management, LP Dialectic Partners, LLC Dialectic Life Sciences SPV LLC Dialectic LS Manager LLC John Fichthorn

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Authorized Signatory

12